UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ X ]	Form 10-K	[	]	Form 20-F	[	]	Form 11-K	[	]	Form 10-Q	[	]	Form N-SAR

For period ended: December 31, 2005

[ ] Transition report on Form 10-K
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Lumenis Ltd.

Full name of registrant

P. O. Box 240

Address of principal executive office

Yokneam, Israel 20692

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The required financial information has not been finalized or reviewed by the Company’s auditors. The Company may be unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed period.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
Lauri Hanover	(972)(04)959-9015
(Name)	(Area code) (Telephone number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[	]	Yes	[ X ]	No

The Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the “Third Quarter 10-Q”) may be deemed to have not been filed timely since, as described in the Third Quarter 10-Q, the financial statements contained therein had not been reviewed by the Company’s independent auditors, as required under Rule 10-01(d) of Regulation S-X. In addition, the Company has not yet filed its Annual Reports on Form 10-K for the years ended December 31, 2003 and December 31, 2004 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             [ X ]     Yes         [ ]         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 7, 2006, the Company furnished a Form 8-K with the U.S. Securities and Exchange Commission discussing its preliminary and unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005, together with a comparison to the corresponding period for the prior fiscal year.

Lumenis Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By: /s/ Lauri Hanover

Lauri Hanover

Chief Financial Officer